EXHIBIT 99.1

New Found Gold and Maritime Enter into Definitive Agreement to Combine;

Combination Creates an Emerging Canadian Gold Producer

(All amounts expressed in Canadian dollars unless stated otherwise)

Vancouver, British Columbia, September 5, 2025 – New Found Gold Corp. (TSXV: NFG | NYSE-A: NFGC) (“New Found Gold”) and Maritime Resources Corp. (TSXV: MAE) (“Maritime” and collectively with New Found Gold, the “Companies”) are pleased to announce that the Companies have entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which New Found Gold has agreed to acquire all of the issued and outstanding common shares of Maritime that it does not already own (the “Transaction”) by way of a plan of arrangement (the “Arrangement”).

New Found Gold and Maritime will host a joint conference call and webcast to discuss the Transaction commencing at 10 am Eastern Time on Friday, September 5, 2025. Details for the conference call and webcast are included at the end of this news release.

The Transaction will create a multi-asset near-term gold producer in a tier 1 jurisdiction with significant regional synergies across its portfolio. Both New Found Gold’s Queensway Gold Project (“Queensway” or the “Project”) and Maritime’s Hammerdown Gold Project (“Hammerdown”) are located in central Newfoundland, Canada. New Found Gold delivered a positive preliminary economic assessment (“PEA”) for Queensway in July 2025 and is targeting Phase I production from a low capital-intensive high-grade core in 2027[1]. Hammerdown, located 180 kilometres (“km”) northwest of Queensway, is targeted to ramp up to full production in early 2026. The combined entity is expected to create significant operational synergies through available infrastructure, including the Pine Cove Mill (“Pine Cove”) and the Nugget Pond Hydrometallurgical Gold Plant (“Nugget Pond HGP”), and anticipated cash flow from Hammerdown once in full production to support Queensway’s development (Figure 1).

Keith Boyle, CEO and Director of New Found Gold stated: “From day one, the focus of our new board and management team has been to rapidly advance to cash flow and transform New Found Gold from an exploration company to a gold producer. This acquisition positions New Found Gold as an emerging producer with gold production expected to commence next year. The synergies obtained by this combination derisks Queensway, providing access to a milling facility and near-term cash flow to support Phase I development, setting the stage for Queensway to commence production in 2027. We look forward to the successful completion of this transaction and providing production guidance in due course.”

Garett Macdonald, President, CEO and Director of Maritime stated: “This transaction provides Maritime shareholders with a near-term premium offer and a longer-term opportunity to be part of a much larger Canadian gold story. Bringing the two company’s assets together will unlock operational synergies, generating cash flow by utilizing both Maritime gold plants to fund future growth at Hammerdown, Queensway, and aggressive exploration across all land holdings. This transaction recognizes the significant efforts of Maritime’s team to bring Hammerdown online and provides an excellent outcome for Maritime shareholders.”

1 See the New Found Gold news release dated July 21, 2025 for additional information. A copy of the technical report in respect of the PEA was filed by New Found Gold on SEDAR+ on September 2, 2025.

Under the terms of the Arrangement Agreement, each holder of the common shares of Maritime (each, a “Maritime Share”) will receive 0.75 of a New Found Gold common share (each whole share, a “New Found Gold Share”) in exchange for each Maritime Share (the “Exchange Ratio”) at the effective time of the Transaction. New Found Gold currently owns approximately 0.1% of the Maritime Shares. At closing of the Transaction, existing New Found Gold and Maritime shareholders will own approximately 69% and 31%, respectively, of the pro forma company on a fully-diluted in-the-money basis.

The Exchange Ratio implies a premium of 32% based on the 20-day VWAP of Maritime Shares on the TSX Venture Exchange as at September 4, 2025, the last trading day before announcement of the Transaction, and a premium of 56% to the closing price of Maritime Shares on July 30, 2025, the last trading day prior to entry into a letter of intent between the parties in respect of the Transaction. The implied equity value of the Transaction is approximately $292 million on a fully-diluted in-the-money basis.

NEWFOUNDLAND
PORT
PINE COVE
Baie Verte
NUGGET POND HGP
HWY 410
HAMMERDOWN GOLD PROJECT
Kings's Point
Springdale
AFZ CORE
Appleton
Gander
Grand Falls-Windsor
QUEENSWAY GOLD PROJECT
Queensway Gold Project
Group 2 Claims
Deposit
Mill/Gold Plant
Airport
Trans-Canada Highway
Road
City/Town
0
25
50 km
Corner Brook
VALENTINE GOLD MINE
St. Johns

Figure 1. Queensway, Hammerdown, Pine Cove and Nugget Pond HGP location map

Strategic Rationale for New Found Gold

•	Addition of Hammerdown, a high-grade, near-term producing gold project in central Newfoundland: Hammerdown is anticipated to ramp up to full production in early 2026, with mineralized stockpiles currently being processed at Pine Cove; the 2022 Feasibility Study for Hammerdown highlights 50,000 ounces (“oz”) of annual gold production at an all-in sustaining cost (“AISC”)[1] of US$912/oz Au
•	Hammerdown cash flow to support Queensway development: Near-term expected cash flow from Hammerdown is expected to fund a material portion of the capex for Queensway
•	Creation of an emerging Canadian gold producer: Hammerdown production targeted for 2026 and Queensway Phase 1 production targeted for 2027
•	Significant operational synergies given proximity of assets: New Found Gold is expected to benefit from Maritime’s existing infrastructure, including Pine Cove and Nugget Pond HGP, securing the offsite processing facilities for Queensway as envisioned in the Queensway PEA

•	Significant re-rate potential: Significant re-valuation opportunity due to the addition of near-term production and cash flow, the unlocking of significant operational synergies, and increased scale and capital markets presence.

Benefits to Maritime Shareholders

•	Immediate and significant premium to Maritime shareholders: 32% on a 20-day VWAP basis as at September 4, 2025, and a premium of 56% to the closing price of Maritime Shares on July 30, 2025, the last trading day prior to entry into a letter of intent between the parties in respect of the Transaction
•	Exposure to two high-quality Canadian assets in a Tier 1 jurisdiction: Maritime shareholders retain exposure to Hammerdown while gaining exposure to New Found Gold’s high-grade, low capex Queensway in central Newfoundland, with initial production targeted for 2027
•	Significant re-valuation opportunity to provide further upside for Maritime shareholders: Hammerdown production targeted for 2026 and Queensway Phase 1 production targeted for 2027, while also benefitting from the unlocking of significant operational synergies including a highly experienced and successful exploration team
•	Improved Visibility and Trading Liquidity: New Found Gold is a well-known, advanced exploration company listed on both the TSX Venture Exchange (NFG) and NYSE American (NFGC) and its shares are highly liquid (volumes of ~$4 million per day over the last six months on Canadian and U.S. exchanges).

About Hammerdown

Hammerdown is a 100% Maritime-owned high grade, open pit gold project located in the Baie Verte District of central Newfoundland, approximately 5 km southwest of the town of King’s Point and 15 km northwest of the town of Springdale in Newfoundland and Labrador, Canada. Hammerdown is a former underground mine operated by Richmont Mines Inc. from 2000 to 2004, averaging 15.7 grams of gold per tonne (“g/t Au“) and producing 143,000 oz of gold at a cut off grade of 8.2 g/t Au. Hammerdown contains proven and probable mineral reserves of 1.9 Mt at a grade of 4.46 g/t Au, for 272,000 oz contained gold. In 2022, Maritime released a feasibility study for Hammerdown, highlighting 50,000 oz of annual production, a $251M net present value (“NPV”) at a base case US$2,500 per ounce of gold (“oz Au”) and an AISC of US$912/oz Au. In 2023, Maritime purchased the Point Rousse project for $4M, which included Pine Cove, which is expected to provide significant capital cost and time savings for the development of Hammerdown. Additional detail regarding Hammerdown is provided below. Hammerdown and Pine Cove are fully permitted, with feed from Hammerdown being processed at Pine Cove starting in the fall of 2025, and the objective of ramping up to full production in early 2026.

1 Non-GAAP measure

About Queensway

New Found Gold’s 100% owned Queensway is located in Newfoundland and Labrador, Canada. approximately 15 km west of Gander and nearby the town of Appleton.

New Found Gold has completed an initial mineral resource estimate (“MRE”) and PEA at Queensway (see New Found Gold news releases dated March 24, 2025 and July 21, 2025). Highlights of the PEA include:

•	Solid low-cost production profile from year one via a phased mine plan:
•	Phase 1: Low Initial capital cost of $155 million, builds average annual gold production of 69.3koz Au at an AISC of US$1,282/oz Au in Years 1 to 4 planned to fund Phase 2.
•	Phase 2: Growth capital of $442 million, builds average annual gold production of 172.2koz Au at an AISC of US$1,090/oz Au in Years 5 to 9, paid back in less than one year.
•	Early revenue potential: Initial gold production targeted for 2027 pending regulatory approval.
•	Significant leverage to gold price: After-tax NPV5%increases to $1.45 billion from $743 million and internal rate of return (“IRR”) increases to 197% from 56.3% when gold price raised to US$3,300/oz Au from base case of US$2,500/oz Au.
•	Total production: 1.5 Moz Au over a 15-year life of mine (“LOM”) at an average total cash cost of US$1,085/oz Au and an AISC of US$1,256/oz Au.
•	Exploration upside: Significant resource expansion potential, both near-MRE and camp scale over 110 km strike extent

Additional details regarding Queensway and the results of the PEA are contained in the technical report on the PEA, which is available on SEDAR+ under New Found Gold’s profile.

Transaction Summary

Under the terms of the Transaction, New Found Gold will acquire all the issued and outstanding Maritime Shares and Maritime shareholders will receive 0.75 of a New Found Gold Share for each existing Maritime Share held. All outstanding Maritime stock options will be canceled and exchanged for New Found Gold options exercisable for New Found Gold Shares and all outstanding Maritime warrants will become exercisable for New Found Gold Shares, with the number of New Found Gold Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio.

The Transaction will be carried out by way of a court-approved Arrangement under the Business Corporations Act (British Columbia) and a resolution to approve the Transaction will be submitted to Maritime shareholders and holders of Maritime stock options at an annual general and special meeting of shareholders expected to be held in late October 2025 (the “Special Meeting”). The Transaction will require approval by (i) 66 2/3% of the votes cast by Maritime shareholders, (ii) 66 2/3% of the votes cast by Maritime shareholders and holders of options voting together as a single class, and (iii) if required, a simple majority that excludes those not entitled to vote in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Each of the directors and senior officers of Maritime, Dundee Resources Limited, Eric Sprott and SCP Resource Partners representing in aggregate approximately 49% of the issued and outstanding Maritime Shares, have entered into voting and support agreements with New Found Gold and have agreed to vote in favour of the Transaction at the Special Meeting in accordance with those agreements. New Found Gold shareholder approval is not required.

In addition to Maritime shareholder and court approval, the Transaction is also subject the satisfaction of certain other closing conditions customary for a transaction of this nature, including receipt of customary stock exchange approvals. The Transaction is expected to be completed in the fourth quarter of 2025. The Maritime Shares are expected to be delisted from the TSXV promptly after closing of the Transaction.

The Arrangement Agreement, which is dated September 4, 2025, includes representations, warranties, covenants, indemnities, termination rights and other provisions customary for a transaction of this nature. In particular, the Arrangement Agreement provides for customary deal protections, including a non-solicitation covenant on the part of Maritime, subject to customary “fiduciary out” rights, and a right for New Found Gold to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$13 million, payable by Maritime, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Maritime pursuing a Superior Proposal). The Arrangement Agreement also includes reciprocal expense reimbursement obligations requiring a payment of C$2 million if the agreement is terminated because of a breach or if the Maritime shareholders do not approve the Transaction.

There are currently 243,027,933 New Found Gold Shares issued and outstanding. Based on the number of common shares of each of the Companies currently issued and outstanding, there would be 335,932,796 New Found Gold Shares issued and outstanding upon closing of the Transaction.

Board Approvals and Recommendations

The board of directors of Maritime (the “Maritime Board”), in consultation with its senior management and financial and legal advisors, unanimously determined that the Transaction is in the best interests of Maritime and fair to Maritime shareholders, unanimously approved the Transaction and recommends that Maritime shareholders vote in favour of the Transaction at the Special Meeting.

Upon closing of the Transaction, it is anticipated that a director of Maritime will join the New Found Gold board.

SCP Resource Finance and Canaccord Genuity Corp. have each provided an opinion to the Maritime Board, stating that, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Maritime shareholders pursuant to the Transaction is fair, from a financial point of view, to Maritime shareholders.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by New Found Gold and Maritime under their respective profiles on SEDAR+ at www.sedarplus.ca. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction, the rationale for the recommendations made by the Maritime Board and how Maritime shareholders can participate in and vote at the Special Meeting to be held to consider the Transaction will be provided in the management information circular for the Special Meeting which will also be filed at www.sedarplus.ca. Maritime shareholders are urged to read these and other relevant materials when they become available.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to New Found Gold and has also provided New Found Gold with a fairness opinion in connection with the Transaction. Blake, Cassels & Graydon LLP is acting as legal counsel to New Found Gold.

SCP Resource Finance is acting as financial advisor to Maritime in connection with the Transaction. Osler, Hoskin & Harcourt LLP is acting as legal counsel to Maritime. The Maritime Board engaged Canaccord Genuity Corp. to provide an independent fairness opinion in respect of the Transaction. Paradigm Capital Inc. acted as special advisor to the Maritime Board.

Conference Call

New Found Gold and Maritime will host a conference call to discuss the Transaction on Friday, September 5, 2025, at 7AM PT / 10 AM ET. Participants may join the conference call via webcast or through the following dial-in numbers.

•	Conference ID: 4987472
•	Toll-free in the U.S. and Canada: 1-800-715-9871
•	Toronto and International: 1-647-932-3411
•	Webcast: https://app.webinar.net/EYwkzkrn548

A replay of the conference call and webcast will be posted on the New Found Gold website at www.newfoundgold.ca and the Maritime website at www.maritimegold.com when available.

Technical Report and Qualified Person

Keith Boyle, P.Eng., Chief Executive Officer of New Found Gold, a Qualified Person as defined in National Instrument 43-101, has approved the scientific and technical information related to New Found Gold contained in this news release.

Garett Macdonald, P.Eng., President, Chief Executive Officer, and Director of Maritime, a Qualified Person as defined in National Instrument 43-101, has approved the scientific and technical information related to Maritime contained in this news release.

The disclosure regarding the Hammerdown Proven and Probable mineral reserves contained in this news release is supported by Maritime’s technical report titled “Feasibility Study Technical Report Hammerdown Gold Project” dated effective August 15, 2022, with a report date of October 6, 2022 prepared by JDS Energy & Mining Inc. (the “Hammerdown Technical Report”). Keith Boyle, P.Eng., Chief Executive Officer of New Found Gold and a Qualified Person as defined in National Instrument 43-101 has reviewed the Hammerdown Technical Report on behalf of New Found Gold and to the best of New Found Gold’s knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the Hammerdown Proven and Probable mineral reserves inaccurate or misleading.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

New Found Gold has completed an initial MRE and PEA at Queensway (for additional information see New Found Gold news releases dated March 24, 2025 and July 21, 2025 on the Company’s website at https://newfoundgold.ca/news-releases).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential over a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

About Maritime Resources Corp.

Maritime is a gold exploration and development company focused on advancing Hammerdown in the Baie Verte District of Newfoundland and Labrador, a Tier 1 jurisdiction. Maritime holds a 100% interest directly and subject to option agreements entitling it to earn 100% ownership in the Green Bay Property, which includes the former Hammerdown gold mine and the Orion gold project. Maritime controls over 439 km2 of exploration land including the Green Bay, Whisker Valley, Gull Ridge and Point Rousse projects. Mineral processing assets owned by Maritime in the Baie Verte mining district include the Pine Cove mill and the Nugget Pond HGP gold circuit.

Contact

For further information on New Found Gold, please visit New Found Gold’s website and contact us through our investor inquiry form or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

For further information on Maritime, please visit Maritime’s website and contact us through our investor inquiry form or contact:

Garett Macdonald, MBA, P.Eng.

President and CEO

Phone: +1 (416) 365-5321

Email: info@maritimegold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

The PEA is preliminary in nature, it included inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized.

Non-GAAP Financial Measures

The Companies have included certain non-GAAP financial measures in this news release, including AISC, cash cost and cash cost per ounce and free cash flow. These financial measures are not defined under IFRS and should not be considered in isolation. The Companies believe that these financial measures, together with financial measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Companies. The inclusion of these financial measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures are not necessarily standard and therefore may not be comparable to other issuers.

All-in Sustaining Cost

All-in sustaining cost (“AISC”) is a non-GAAP financial measure calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Companies may not be comparable to similar measures presented by other issuers. The Companies believes that the all-in sustaining cost measure complements existing measures and ratios reported by the Companies.

Cash Costs and Cash Cost per Ounce

Cash Costs are reflective of the cost of production. Cash Costs reported in the Feasibility Study include mining costs, processing and water treatment costs, general and administrative costs of the mine, refining and transportation costs, silver revenue credits and royalties. Cash Costs per Ounce is calculated as Cash Costs divided by payable gold ounces.

Free Cash Flow

Free Cash Flows are revenues net of operating costs, royalties, working capital adjustments, capital expenditures and cash taxes. The Company believes that this measure is useful to the external users in assessing the Company’s ability to generate cash flows from the project.

Hammerdown Technical Information

Details regarding the Hammerdown Project are included in the “Feasibility Study Technical Report, Hammerdown Gold Project, Newfoundland” prepared by JDS Energy & Mining Inc., with an effective date of August 15, 2022.

Hammerdown Feasibility Study

Study Results

Item	Units	Total
Mine life	years	5
Ore tonnes	kt	1,895
Waste tonnes	Mt	38.5
Strip ratio	waste:ore	20.3
ROM ore production	tpd	1,200
ROM gold grade	Au gpt	4.46
Sorting plant waste rejection	%	40.0
Sorting plant gold recovery	%	95.0
Mill throughput	tpd	700
Mill head grade after sorting	Au gpt	6.76
Tonnes milled	Kt	1,189
Mill gold recovery	%	95.5
Gold produced	oz	247,346
Avg. annual production	oz	50,000
Mining cost	$/t mined	4.49
Mineral processing	$/t milled	48.06
Trucking from sorting plant to mill	$/t milled	25.50
General & Administrative	$/t milled	12.04
Cash costs[1,4]	US$/oz	897
AISC per ounce gold[1,4]	US$/oz	912
Total initial capital[3]	$M	75.0
Total sustaining capital	$M	4.9
Avg. annual free cash flow	$M	41.4
After-tax NPV(5%)[4]	$M	102.8
After-tax IRR[4]	%	48.1
Payback period[2]	years	1.7

1.	Refer to "Non-GAAP Financial Measures" below.
2.	Payback is defined as achieving cumulative positive free cashflow after all cash costs and capital costs, including sustaining capital costs and is calculated from the start of production.
3.	Excludes initial working capital requirements.
4.	$0.77 US$/C$ exchange rate.

Operating and Capital Costs

Capital costs have a basis of estimate at Class 3 (FEL3) with a stated -15%/+30% accuracy (after the Association for the Advancement of Cost Engineering International) and are stated in Q2 2022 Canadian dollars.

Capital cost contingency has been allocated on scopes of work. The combined contingency for all scopes of work is equivalent to 20% of direct costs, excluding mining equipment and pre-stripping. More than 82% of equipment costs, bulk materials and labour rates are estimated with budget quotes from vendors. The remaining 18% of costs are estimated from consultant databases on precedent projects, or from factoring such items as freight and construction indirect costs from supply pricing.

Mine equipment is assumed to be acquired through a combination of leasing for most production and support equipment, rentals for pioneering drills, and purchase of some support equipment.

The initial capital cost, including contingency, is estimated at $75.0M and net LOM sustaining capital cost is estimated at $4.9M, net of closure costs and salvage values for major equipment, for a total capital cost of $80.0M.

Capital Costs

Item	Units	Total
Mining	$M	10.6
Site development	$M	4.7
Mineral processing	$M	24.7
Water management	$M	0.6
On-site infrastructure	$M	5.9
Project indirect costs	$M	17.3
Owner's costs	$M	4.0
Subtotal	$M	67.9
Contingency	$M	7.2
Total initial capital	$M	75.0
Sustaining capital	$M	11.0
Closure	$M	3.5
Salvage	$M	9.6
Total net sustaining capital	$M	4.9
Total capital	$M	80.0

Mine operating costs, including pre-stripping, are estimated at $4.31/t moved with a strip ratio of 20.3 (waste:ore) over the LOM.

Processing and tailings storage related costs are estimated at $48.06/t processed. General and administration costs are estimated at $12.04/t processed. Diesel costs are estimated at $1.53 per litre and power at $0.085 per kWh (net charge for generated power).

Overall LOM Cash Costs are estimated at US$897 per payable ounce of gold. The LOM All-In Sustaining Costs are estimated at US$912 per payable ounce of gold.

Operating Costs

Item	Units	Total
ROM tonnes	kt	1,895
Tonnes milled	kt	1,189
Payable gold produced	oz	247,346
Mining costs	$/t mined	4.49
Trucking	$/t milled	25.50
Mineral processing	$/t milled	48.06
G&A	$/t milled	12.04
Total	$/t milled	234.45
Refining, royalties	$M	9.3
On-site operating costs	$M	278.7
Net sustaining capital	$M	4.9
All in sustaining costs	US$/oz	912

Project Economics

At the base case gold price (US$1,750 per ounce Au and a $0.77 US$/C$ exchange rate), the Project generates an after-tax NPV5% of $102.8M and an after-tax IRR of 48.1%. Payback on initial capital is 1.7 years. LOM after-tax FCF is estimated at $129.7M on an undiscounted basis. Average after-tax FCF while mining Hammerdown is estimated at $41.4M per annum.

Gold Price Sensitivity

Gold price (US$/oz)	Units	$1,600	$1,750	$1,900
NPV(5%)	$M	77.7	102.8	128.4
IRR	%	38.0	48.1	58.4
Payback	Years	2.3	1.7	1.3
Total undiscounted FCF	$M	101.2	129.7	158.9
Avg. annual FCF	$M	35.7	41.1	47.2

Mineral Resources and Mineral Reserves

The MRE for the Hammerdown deposit has been updated and was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and outlined below. The updated MRE is based on a gold price of US$1,800 per ounce. Mineral Resources are inclusive of Mineral Reserves reported in this document. The updated MRE for the Hammerdown deposit is based on 595 surface diamond drill holes and 192 underground diamond drill holes for a total of 72,808 metres of drilling and 80 trenches and channels for a total of 266 m of sampling. The MRE for the satellite Orion deposit, located 2.3 km southwest of the Hammerdown deposit, remains unchanged.

Mineral Resource Estimate – Hammerdown, June 30, 2022

	Tonnes	Grade	Contained Gold
Category	(kt)	Au gpt	(koz)
Open Pit Resources
Measured	698	5.47	123
Indicated	2,146	3.00	207
Total Measured & Indicated	2,845	3.61	330
Total Inferred	302	1.31	13
Underground Resources
Measured	1	7.05	-
Indicated	54	5.10	9
Total Measured & Indicated	55	5.10	9
Total Inferred	66	4.00	9

Notes:

1.	Mineral Resource Estimate completed by Pierre Landry, P.Geo., of SLR Consulting (Canada) Ltd. (SLR), an independent qualified person (“QP”), as defined by NI 43-101.
2.	Effective date: June 30, 2022. All Mineral Resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum ("CIM") definitions, as required under NI 43-101.
3.	Open Pit Mineral Resources are inclusive of Mineral Reserves
4.	Open Pit Mineral Resources are estimated at a cut-off grade of 0.50 g/t Au.
5.	Open Pit Mineral Resources are reported at a block cut-off from whole blocks measuring 2.5 m x 1.0 m x 2.5 m.
6.	Mineral Resources are estimated using a long-term gold price of US$1,800 per ounce, and a US$/C$ exchange rate of 0.75.
7.	Bulk density is 2.84 t/m3 for rock and 1.90 t/m3 for mined out areas.
8.	Underground Mineral Resources are estimated at a cut-off grade of 2.00 g/t Au.
9.	Underground Resources are reported at a block cut-off from whole blocks measuring 2.5 m x 1.0 m x 2.5 m and have been subject to additional reporting shapes to remove isolated blocks.
10.	Numbers may not add due to rounding.
11.	Mineral Resources reported demonstrate reasonable prospect of eventual economic extraction, as required under NI 43-101.
12.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
13.	The Mineral Resources may be materially affected by environmental, permitting, legal, marketing, and other relevant issues.

The Mineral Reserve estimate for Hammerdown is based on an open pit mine plan and production schedule outlined in the Feasibility Study. Table 6 presents the Mineral Reserve estimate for the Hammerdown Project. Proven and Probable Mineral Reserves amount to 1.895 million tonnes at 4.45 g/t Au, containing 272,000 gold ounces. The Mineral Reserve estimate is based on the economic assumptions in Note 3 below.

Mineral Reserve Estimate – Hammerdown, August 15, 2022

	Tonnes	Diluted Grade	Contained Gold
Zone & Class	(kt)	(Au gpt)	(koz)
Proven
Vein	556	5.94	106
Wisteria	-	-	-
Total Proven	556	5.94	106
Probable
Vein	1,134	4.19	153
Wisteria	206	1.99	13
Total Probable	1,340	3.85	166
Total Proven and Probable	1,895	4.46	272

Notes:

1.       Mineral Reserve Estimate completed by Tysen Hantelmann of JDS Energy & Mining (“JDS”), an independent QP as defined by NI 43-101.

2.       Effective date; August 15, 2022. All Mineral Reserves have been estimated in accordance with CIM definitions required under NI 43-101.

3.       Mineral Reserves are estimated at a gold cut-off of 0.73 g/t for Veins and 1.06 g/t for Wisteria Zone based on: gold price of US$1,650/oz; exchange rate of $0.77 US$:C$; combined transport, treatment, payables and royalties of US$25/oz; an overall metallurgical recovery (including ore sorting) of 90.25% for Veins and 85.5% for Wisteria; and an overall processing operating cost of C$45/t ore mined for Veins and C$62/t ore mined for Wisteria.

4.       The final FS pit design contains an additional 94 kt of Inferred resources above the economic cut-off grade at an average grade of 1.62 g/t Au. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any part of the Inferred Resources could be converted into Mineral Reserves.

5.       Tonnages are rounded to the nearest 1,000 t, gold grades are rounded to two decimal places. Tonnage and grade measurements are in metric units; contained gold is reported as thousands of troy ounces.

Forward-Looking Information

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to completion of the Transaction by way of the Arrangement and the anticipated timing thereof; assessments of and expectations for the combined entity after completion of the Arrangement; pro forma ownership of the combined entity; the anticipated premium for Maritime shareholders; assessments of and expectations for Hammerdown; assessments of and expectations for Queensway; expectations regarding the existing infrastructure of Maritime; expectations regarding the significant re-evaluation potential; benefits to Maritime shareholders; results of the feasibility study for Hammerdown and the interpretation of such results; future plans for Hammerdown and Pine Cove and the timing thereof; results of the Queensway PEA and interpretation of such results; the Special Meeting and the anticipated timing thereof; the satisfaction of closing conditions, including receipt of customary stock exchange approvals; the delisting of the Maritime Shares on the TSXV and the anticipated timing thereof; the composition of the New Found Gold board following completion of the Arrangement; the assessment of the merits of the Transaction; the timing of the filing of the management information circular for the Special Meeting on SEDAR+ and future conference calls and press releases by each of the Companies. Although the Companies believe that such statements are reasonable, they can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Companies caution that forward-looking statements are based on the beliefs, estimates and opinions of the Companies’ management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Companies undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the risk that the Transaction will not be approved by the Maritime Shareholders; the failure to, in a timely manner, or at all, obtain the required court approval for the Transaction, the failure of the Companies to otherwise satisfy the requisite conditions to complete the Transaction, the possibility that the Arrangement Agreement may be terminated by one or both of the Companies; the effect of the announcement of the Transaction on each of the Companies’ strategic relationships, operating results and business generally; significant transaction costs or unknown liabilities; the risk of litigation that could prevent or hinder the completion of the Transaction; other customary risks associated with transactions of this nature; assumptions in respect of current and future market conditions; risks associated with the Companies’ ability to complete their planned studies and programs and the results and timing thereof; possible accidents and other risks associated with mineral exploration operations; the risk that the Companies will encounter unanticipated geological factors; risks associated with the interpretation of exploration, drilling and assay results; the possibility that the Companies may not be able to secure permitting and other governmental clearances necessary to carry out the stated exploration plans; the risk that the Companies will not be able to raise sufficient funds to carry out their business plans; and the risk of political uncertainties and regulatory or legal changes that might interfere with the Companies’ business and prospects. The reader is urged to refer to New Found Gold’s Annual Information Form and each of the Companies’ Management’s discussion and Analysis, all of which are made publicly available through the respective Companies’ profiles on the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.